SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL: 03-5511-5111 TLX J24308

File No. 82-34775
April 6, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Articles of Incorporation Established on October 7, 1952 (As amended on April 1, 2004) (Attached hereto as Exhibit A-1)
(2) Press release dated April 1, 2004 (Attached hereto as Exhibit A-2)
(3) Press release dated April 1, 2004 (Attached hereto as Exhibit A-3)

B. Japanese Language Documents

(1) Articles of Incorporation Established on October 7, 1952 (As amended on April 1, 2004) (English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated April 1, 2004 (Attached hereto as Exhibit B-2)
(3) Press release dated April 1, 2004 (Attached hereto as Exhibit B-3)

Very truly yours,

Shinsei Bank, Limited

By ____________________
Name: Kazumi Kojima
Title: General Manager
Corporate Communications
Division

dw 4/14

Exhibit A-1

04 APR 13 AM 7:21

(Translation)

ARTICLES OF INCORPORATION

Established on October 7, 1952

(As amended on April 1, 2004)

SHINSEI BANK, LIMITED

ARTICLES OF INCORPORATION
OF
SHINSEI BANK, LIMITED

CHAPTER I
GENERAL PROVISIONS

Article 1. (Corporate Name)

The name of the Bank shall be "Kabushiki Kaisha Shinsei Ginko", and in the English language "Shinsei Bank, Limited".

Article 2. (Purposes)

The purpose for which the Bank is formed shall be to engage in the following businesses:

(1) Acceptance of deposits and installment deposits, advance of loans, discount of bills of exchange and promissory notes and foreign & domestic exchange transactions;

(2) Guarantee of obligations, endorsement of bills and other business incidental to the Banking Business set forth in the immediately preceding item;

(3) Underwriting , handling of offerings, handling of private placements, sale and purchase and other businesses in respect of government bonds, local government bonds, government guranteed bonds and other securities;

(4) In addition to the businesses set forth in the preceding items, any other businesses which a bank is permitted to conduct under the Banking Law, Secured Corporate Bonds Trust Law, Corporate Bonds Law and other laws; and

(5) Any other businesses incidental or related to any of the preceding items.

Article 3. (Location of Head Office)

The head office of the Bank shall be located in Chiyoda-ku, Tokyo.

Article 4. (Method of Public Notices)

Public notices of the Bank shall be published in the "Nihon Keizai Shimbun".

CHAPTER II
SHARES

Article 5.(Aggregate Number of Shares Authorized to Be Issued)

The aggregate number of shares which the Bank shall have the authority to issue shall be three billion one hundred seventy four million five hundred twenty eight thousand (3,174,528,000) shares, out of which two billion five hundred million (2,5 00,000,000) shares shall be ordinary shares, seventy four million five hundred twenty eight thousand (74,528,000) shares shall be Class-A preference shares and six hundred million (600,000,000) shares shall be Class-B preference shares (Class-A preference shares and Class-B preference shares being hereinafter collectively referred to as the "Preference Shares"); provided, however, that, if any ordinary shares are retired or any Preference Shares are retired or converted into ordinary shares, the number of shares so retired or converted shall be subtracted from the total number of shares to be issued and the number of the relevant class of shares to be issued.

Article 5-2. (Acquisition of Treasury Shares)

The Bank may, by a resolution of the Board of Directors of the Bank, purchase its treasury shares pursuant to the provisions of Article 211-3, Paragraph 1, Item (2) of the Commercial Code.

Article 6. (Number of Shares Constituting One Predetermined Minimum Unit of Shares (tan-gen kabu) and Shares Constituting Less than One Full Unit (tan-gen miman kabu))

1. One predetermined minimum unit of shares (tan-gen kabu) for all the classes of the Bank shall be one thousand (1,000) shares.

2. The Bank shall not issue share certificates of shares falling short of one predetermined minimum unit of shares (hereinafter referred to as "shares constituting less than one full unit").

3. Shareholders holding shares constituting less than one full unit of the Bank (including beneficial shareholders, hereinafter the same) may request the Bank to sell shares in the number that will constitute one full unit of shares when combined with the number of shares constituting less than one full unit of shares owned by them.

Article 7. (Transfer Agent)

1. The Bank shall appoint a transfer agent in connection with its shares.

2. Election of the transfer agent and its business office shall be made by resolution of the Board of Directors of the Bank and shall be notified by public notice.

3. The shareholder register (including the beneficial shareholder register, hereinafter the same) and the register for the lost share certificate of the Bank shall be kept at the business office of the transfer agent, and registration of transfer of shares, registration of lost share certificate, and repurchase and sale of shares constituting less than one full unit and other affairs concerning shares in the capital of the Bank shall be handled by the transfer agent and not by the Bank.

Article 8. (Rules for Handling Shares)

Denomination of share certificates of the Bank and the procedures and fees relating to registration of transfer of shares, registration of lost share certificate, and repurchase and sale of shares constituting less than one full unit, and other stock-related matters shall be in accordance with the share handling rules as established by the Board of Directors.

Articles 9. (Record Date)

1. The shareholders last appearing or being recorded in the shareholder register as of the close of March 31 of each year shall be entitled to exercise rights as

shareholders at the annual meeting of shareholders of the Bank with respect to the fiscal year of the Bank which ends on such record date.

2. In addition to the preceding paragraph, the Bank may, in case of necessity, by resolution of the Board of Directors and by giving public notice in advance, establish a specified date and determine that only those shareholders or registered pledgees then registered or recorded in the shareholder register as of the close of such date shall be entitled to exercise their rights as shareholders or pledgees.

CHAPTER II-2
PREFERENCE SHARES

Article 9-2. (Preferred Dividends)

1. In the event that dividends are to be paid by the Bank as provided for in Article 34, the Bank shall pay the preferred dividend in respect of a Preference Share (hereinafter referred to as the "Preferred Dividend") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such Preference Shares which shall not exceed one hundred (100) yen in respect of one Class-A preference share or ten (10) yen in respect of one Class-B preference share, as the case may be, to each of the shareholders who hold the Preference Shares (hereinafter referred to as the "Preference Shareholders") or each of the registered pledgees in respect of the Preference Shares (hereinafter referred to as the "Registered Preference Pledgees") in priority to the shareholders who hold the ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or registered pledgees in respect of the ordinary shares (hereinafter referred to as the "Registered Ordinary Pledgees"); provided, however, that, if the Preferred Interim Dividends as provided for in Article 9-3 were paid during the relevant fiscal year, such Preferred Interim Dividends shall be subtracted therefrom. As far as payment of the Preferred Dividends is concerned, Class-A preference shares and Class-B preference shares shall rank pari passu.

2. If the amount of dividend paid to a Preference Shareholder or a Registered Preference Pledgee is less than the amount of the Preferred Dividend to be paid in

respect of Class-A preference shares or Class-B preference shares, as the case may be, in any fiscal year, the deficiency shall not accumulate to the succeeding fiscal years.

3. Any amount in excess of the Preferred Dividends in respect of Class-A preference shares or Class-B preference shares, as the case may be, shall not be paid to any Preference Shareholder or Registered Preference Pledgee as dividend in any fiscal year.

Article 9-3. (Preferred Interim Dividends)

In the event that the Interim Dividends are to be paid by the Bank as provided for in Article 35, the Bank shall make money distribution in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of the Preference Shares which shall not exceed the amount equal to one half of the Preferred Dividend to be paid in respect of a Preference Share (which is referred to as the "Preferred Interim Dividend" in these Articles of Incorporation) to each Preference Shareholder or Registered Preference Pledgee in priority to the Ordinary Shareholders or Registered Ordinary Pledgees. As far as payment of the Interim Dividends is concerned, Class-A preference shares and Class-B preference shares shall rank pari passu.

Article 9-4. (Distribution of Residual Assets)

1. In the event of distribution of residual assets of the Bank, one thousand three hundred (1,300) yen in respect of Class-A preference shares and four hundred (400) yen in respect of Class-B preference shares shall be payable to each Preference Shareholder or Registered Preference Pledgee in priority to the Ordinary Shareholders or Registered Ordinary Pledgees. As far as distribution of residual assets is concerned, Class-A preference shares and Class-B preference shares shall rank pari passu.

2. No other distribution of surplus assets shall be made to any Preference Shareholder and Registered Preference Pledgee.

Article 9-5. (Cancellation of Preference Shares)

The Bank may at any time purchase Preference Shares and cancel them at the purchase prices thereof out of the profits distributable to the shareholders.

Article 9-6. (Voting Rights)

No Preference Shareholder shall be entitled to vote at a meeting of shareholders. Provided, however, that Preference Shareholder shall be entitled to vote from the time of the annual meeting if the agenda item to the effect that the Preference Shareholders shall receive a preferred dividend has not been submitted to that annual meeting and from the time of the close of the annual meeting if the agenda item has been rejected at that annual meeting , to the time when a resolution to the effect that the Preference Shareholder shall receive a preferred dividend has been adopted.

Article 9-7. (Consolidation or Split, Preemptive Rights, Etc.)

1. No consolidation or split in respect of the Preference Shares shall be made by the Bank unless otherwise provided for in laws or ordinances.

2. No preemptive rights, share purchase rights in respect of newly issued shares or no share purchase rights in respect of bonds with warrants shall be granted to the Preference Shareholders.

Article 9-8. (Conversion to Ordinary Shares)

Any Preference Shareholder may request conversion of Preference Shares held by him or her to ordinary shares on the terms and conditions determined by the Board of Directors of the Bank at the time of issue of such Preference Shares; such request shall be made during the specified period (hereinafter referred to as the "Conversion Period") determined by the same meeting of the Board of Directors of the Bank.

Article 9-9. (Mandatory Conversion to Ordinary Shares)

1. Each Preference Share in respect of which a request for conversion has not been made during the Conversion Period shall be mandatorily converted on the day (hereinafter referred to as the "Mandatory Conversion Date") next following the

expiry date of the Conversion Period for Class-A preference shares or Class-B preference shares, as the case may be, to such number of ordinary shares as shall be obtained by dividing the subscription price in respect of the relevant Preference Share by a certain amount stipulated in the following paragraph for Class-A preference shares and Class-B preference shares respectively.

2. A certain amount referred to in the immediately preceding paragraph means, with respect to Class-A preference shares, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the ordinary shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and, with respect to Class-B preference shares, if ordinary shares of the Bank are listed on any Stock Exchange or registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Conversion Date, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the ordinary shares of the Bank traded in regular way as reported by the Stock Exchange concerned or Over-the-Counter Securities Market established by the Securities Dealers' Association holding the Register Book of Securities Traded Over-the-Counter concerned (hereinafter referred to as "Over-the-Counter Market") for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and if ordinary shares of the Bank are neither listed on any Stock Exchange nor registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Conversion Date, the amount of net assets per share calculated pursuant to a certain formula to be separately decided by the Board of Directors based on the consolidated financial statements prepared according to the Regulation concerning the Terms, Form and Method of Preparation of Consolidated Financial Statements as of the annual settlment of accounts or semi-annual settlement of accounts. Provided, however, that there are two (2) or more Stock Exchanges or Over-the-Counter Markets in total

where ordinary shares of the Bank are listed or traded as of the 45th trading day prior to the Mandatory Conversion Date, the average price shall be calculated based on the daily closing prices of the ordinary shares of the Bank traded in regular way on the Exchange or in the Over-the-Counter Market where the volume of trade was the largest during the period commencing on the 45th trading day prior to the Mandatory Conversion Date up to the day immediately preceding the Mandatory Conversion Date. The average price shall be calculated by rounding to the nearest first decimal with less than five-hundredth of one (0.05) yen being disregarded.

3. The number of ordinary shares to be issued by the mandatory conversion as provided for in the two preceding paragraphs shall not exceed two (2) ordinary shares per Class-A preference share, and shall not exceed two-thirds (2/3) of one ordinary share per Class-B preference share and shall not fall below one-half (1/2) ordinary share per Class-B preference share. Provided, however, that in case of consolidation or split in respect of ordinary shares after the issue of the relevant Preference Shares, the number of ordinary shares so issued by the mandatory conversion shall not exceed the number obtained by multiplying two (2) shares with respect to Class-A preference share or two-thirds (2/3) of one share with respect to Class-B preference share by the number (or fraction) of shares assigned to an ordinary share as a result of such consolidation or split, and shall not fall with respect to Class-B preference share below the number obtained by multiplying one half (1/2) share by the number (or fraction) of shares assigned to an ordinary share as a result of such consolidation or split.

4. In the calculation of the number of ordinary shares as aforesaid in the preceding three paragraphs, any number less than one (1) share shall be dealt with in the manner applied to share consolidation as provided for in the Commercial Code, *mutatis mutandis.*

CHAPTER III
MEETINGS OF SHAREHOLDERS

Article 10. (Holding of Meetings of Shareholders)

1. An annual meeting of shareholders of the Bank shall be held in June of each year.

2. A special meeting of shareholders of the Bank shall be held whenever necessary.

3. Unless otherwise provided for in laws or ordinances, a meeting of shareholders of the Bank shall be called by the President of the Bank in accordance with a resolution of the Board of Directors.

4. In case the President is unable to act, a Deputy President of the Bank, acting in accordance with a resolution of the Board of Directors, shall call the meeting, and in case neither the President nor any Deputy President is able to act, one of the other directors, acting in accordance with a resolution of the Board of Directors, shall call the meeting.

Article 11. (Chairman of Meetings of Shareholders)

1. Meetings of shareholders of the Bank shall be presided over by the President.

2. In case the President is unable to act, a Deputy President, acting in accordance with a resolution of the Board of Directors, shall preside over the meeting; and in case neither the President nor any Deputy President is able to act, one of the other directors, acting in accordance with a resolution of the Board of Directors, shall preside over the meeting.

Article 12. (Method of Resolutions)

Unless otherwise provided for in laws or ordinances or by these Articles of Incorporation, all resolutions of meetings of shareholders of the Bank shall be adopted by a majority of the votes cast at the meeting by the shareholders present and in attendance.

2. All resolutions of meetings of shareholders of the Bank pursuant to the Article 343 of the Commercial Code shall be adopted by the votes equal to or more of two thirds of the voting rights held by the shareholders present and in attendance only when such shareholders present and in attendance represent aggregate voting rights equal to or more than one third of the entire voting rights.

Article 13. (Voting by Proxies)

A shareholder may vote at a meeting of shareholders of the Bank through a proxy who is himself or herself a shareholder of the Bank and is entitled to vote at the relevant meeting of shareholders.

Article 13-2. (Meetings of Holders of Particular Classes of Shares)

The provisions of Article 10, paragraphs 3 and 4, Articles 11 and 13 shall be applied, *mutatis mutandis*, to meetings of holders of particular classes of shares.

CHAPTER IV
DIRECTORS AND THE BOARD OF DIRECTORS

Article 14. (Number of Directors and Their Election)

1. The number of Directors of the Bank shall be not more than thirty-two (32).

2. Directors shall be elected at a shareholder meeting of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights held by all shareholders of the Bank.

3. Cumulative voting shall not be permitted for the election of Directors.

Article 15. (Term of Office of Directors)

The term of office of directors of the Bank shall expire at the conclusion of the annual meeting of shareholders of the Bank for the last fiscal year which falls within two (2) years after their assuming office.

Article 16. (Election of Representative Directors)

1. The Board of Directors shall by its resolution elect one (1) or more Representative Directors.

2. Each Representative Director shall severally represent the Bank.

Article 17. (Election of Directors with Executive Positions)

The Board of Directors may by its resolution elect from among its members one (1) Chairman of the Board, one (1) President, one (1) or more Deputy Presidents, one (1) or more Senior Managing Directors, and one (1) or more Managing Directors.

Article 18. (Activities of Directors with Executive Positions)

1. The Chairman of the Board shall preside over the Board of Directors.

2. In case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, the President shall preside over the Board of Directors.

3. The President shall implement the resolutions of the Board of Directors, and has full power to manage the businesses of the Bank.

4. The Deputy Presidents, Senior Managing Directors, and Managing Directors shall assist the President in the management of the regular businesses of the Bank.

5. In case the President is unable to act, a Deputy President shall act in his or her place in accordance with a resolution of the Board of Directors, and if neither the President nor any Deputy President is able to do so, a Senior Managing Director or a Managing Director shall act in the place of the President in accordance with a resolution of the Board of Directors.

Article 19. (Senior Advisor, Advisors)

The Bank may appoint Senior Advisors and Advisors by resolution of the Board of Directors.

Article 19-2. (Limitation of Liabilities of Directors)

1. The Bank may, by a resolution of the Board of Directors of the Bank, exempt Directors from their liabilities regarding actions provided for in Article 266,

Paragraph 1, Item (5) of the Commercial Code to the extent permitted by laws and regulations.

2. The Bank may enter into an agreement with outside Directors which limits the maximum amount of their liabilities regarding actions provided for in Article 266, Paragraph 1, Item (5) of the Commercial Code to an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code.

Article 20. (Constitution and Power of the Board of Directors)

1. The directors of the Bank shall constitute the Board of Directors.

2. The Board of Directors shall have power to decide all matters concerning the management and administration of the business and affairs of the Bank and supervise the execution of the duties and responsibilities of the directors.

Article 21. (Calling of Meetings of the Board of Directors)

1. A meeting of the Board of Directors shall be called by the Chairman of the Board or, in case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, by the President.

2. In case neither the Chairman of the Board nor the President is able to act,one of the other directors shall call such meeting in accordance with a resolution of the Board of Directors.

3. Notice of a meeting of the Board of Directors shall be dispatched to each director and each Statutory Auditor at least five (5) days prior to the meeting.

Article 22. (Chairman of Meetings of the Board of Directors)

1. The Chairman of the Board shall preside over meetings of the Board of Directors, and in case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, the President shall preside over the meetings.

2. In case neither the Chairman nor the President is able to act, one of the other directors, acting in accordance with a resolution of the Board of Directors, shall preside over the meetings.

Article 23. (Resolutions at Meetings of the Board of Directors)

Unless otherwise provided for in laws or ordinances, any resolution of meetings of the Board of Directors shall be adopted by an affirmative vote of a majority of the directors present at the meeting, at which a quorum shall be constituted by the presence of a majority of the directors.

CHAPTER V
STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS

Article 24. (Number of Statutory Auditors and Their Election)

1. The number of Statutory Auditors of the Bank shall be not more than five (5).

2. The Bank may elect substitute Statutory Auditors in case the number of Statutory Auditors of the Bank falls short of the number stipulated by laws and regulations.

3. Statutory Auditors and substitute Statutory Auditors shall be elected at a meeting of shareholders of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights held by all shareholders of the Bank.

4. The results of the election of substitute Statutory Auditors shall be in force until the first annual shareholders' meeting is held after their election.

Article 25. (Term of Office of Statutory Auditors)

1. The term of office of the Statutory Auditors shall expire at the conclusion of the annual meeting of shareholders of the Bank for the last fiscal year which falls within four (4) years after their assuming office.

2. When a substitute Statutory Auditor assumes the position of Statutory Auditor, the term of office of such new Statutory Auditor shall be equal to the remaining term of office of his/her predecessor.

Article 25-2.(Limitation of Liabilities of Statutory Auditors)

The Bank may, by a resolution of the Board of Directors of the Bank, exempt Statutory Auditors from their liabilities to the extent permitted by laws and regulations.

Article 26. (Election of Full-Time Statutory Auditors and Standing Statutory Auditors)

1. The Statutory Auditors shall elect from among themselves not more than three (3) full-time Statutory Auditors.

2. The Statutory Auditors may elect from among the full-time Statutory Auditors one (1) or more Standing Statutory Auditors.

Article 27. (Constitution and Power of the Board of Statutory Auditors)

1. The Statutory Auditors shall constitute the Board of Statutory Auditors of the Bank.

2. The Board of Statutory Auditors shall have power to decide the matters concerning the execution of duties and responsibilities of Statutory Auditors.

Article 28. (Calling of Meetings of the Board of Statutory Auditors)

1. A meeting of the Board of Statutory Auditors may be called by any one of the Statutory Auditors.

2. Notice of a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor at least five(5) days prior to the meeting.

Article 29. (Resolutions at Meetings of the Board of Statutory Auditors)

Unless otherwise provided for in laws or ordinances, any resolution of meetings of the Board of Statutory Auditors shall be adopted by an affirmative vote of a majority of the Statutory Auditors.

CHAPTER VI
LONG-TERM CREDIT DEBENTURES

Article 30. (Name of Debentures)

The Debentures to be issued by the Bank shall be called Long-Term Credit Debentures.

Article 31. (Limit of Issuing Debentures)

The Bank may issue Debentrues up to an amount which is permitted under the Law concerning Merger and Conversion of Financial Institutions or other laws.

CHAPTER VII
ACCOUNTING

Article 32. (Fiscal Year)

The fiscal year of the Bank shall be from April 1 of each year to March 31 of the next succeeding year.

Article 33. (Appropriation of Earned Surplus)

Unless otherwise provided for in laws or ordinances, the earned surplus of the Bank shall be appropriated by resolution of the annual meeting of shareholders of the Bank.

Article 34. (Payment of Dividends)

Dividends shall be paid to the shareholders or the registered pledgees, as the case may be, last appearing or being recorded in the shareholder register as of the close of March 31 of each year.

Article 35. (Payment of Interim Dividends)

The Bank may, by resolution of the Board of Directors, make money distribution pursuant to the provisions of Article 293-5 of the Commercial Code (referred to as the "Interim Dividend" in these Articles of Incorporation) to the shareholders or the registered pledgees, as the case may be, last appearing or being recorded in the shareholder register as of the close of September 30 of each year.

Article 36. (Conversion of Preference Shares and Dividends)

The first (1st) payment of dividends or Interim Dividends on the ordinary shares issued upon conversion of Preference Shares issued by the Bank, as the case may be, shall be made, as if the conversion had taken effect on the first (1st) day of April, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of April and the thirtieth (30th) day of September, and as if the conversion had taken effect on the first (1st) day of October, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of October and the thirty-first (31st) day of March of the next succeeding year.

Article 37. (Period for Discharge of Dividends)

In case dividends or Interim Dividends are not received by the person entitled thereto within five (5) years from the day of commencement of payment thereof, the Bank shall be discharged from any liability for payment thereof.

Exhibit A -2

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(Code No. 8303)

Shinsei Bank Converts Charter to Ordinary Bank

Tokyo (Thursday, April 1, 2004) - Shinsei Bank, Limited ("Shinsei Bank") today converted its charter from Long-Term Credit Bank to Ordinary Bank. As an ordinary bank licensed under and regulated by the Banking Law, Shinsei Bank will be able to provide a wider range of financial products and services.

Shinsei Bank has worked towards this conversion since its relaunch in March 2000. During that time, Shinsei Bank has pursued a new business model which focuses on expanding offerings in both the investment and retail banking areas. On December 25, 2003, Shinsei Bank received approval from the Financial Services Agency ("FSA") to convert its Long-Term Credit Bank Charter to an Ordinary Bank Charter based on the Law Concerning Mergers and Conversions of Financial Institutions.

The FSA also authorized Shinsei Bank to continue to issue debentures. This special approval to continue to this business allows Shinsei Bank to issue debentures for 10 years from today at its existing 29 branches in Japan.

Through this conversion, Shinsei Bank aims to achieve higher levels of customer satisfaction by providing a wide variety of financial products and services.

Exhibit A-3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

04 APR 13 7:21

For Immediate Release

Shinsei Bank Announces Executive Assignment Changes

Tokyo (Thursday, April 1, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment changes, effective April 1, 2004.

Mr. K. Sajeeve Thomas, Corporate Executive Officer and Head of the Retail Banking Group and General Manager of the Retail Business Division, becomes Corporate Executive Officer and Head of the Retail Banking Group and General Manager of the Retail Business Division. (The Japanese name of the Retail Business Division is to be changed, effective April 1, 2004.)

Mr. Satoru Katayama, Corporate Executive Officer and General manager of the Retail Sales Sub-Group, becomes Corporate Executive Officer and Deputy Head of the Retail Banking Group.

Exhibit B-1

ARTICLES OF INCORPORATION
OF
SHINSEI BANK, LIMITED

04 APR 15 ... 7:21

CHAPTER I
GENERAL PROVISIONS

Article 1. (Corporate Name)

The name of the Bank shall be "Kabushiki Kaisha Shinsei Ginko", and in the English language "Shinsei Bank, Limited".

Article 2. (Purposes)

The purpose for which the Bank is formed shall be to engage in the following businesses:

(1) Acceptance of deposits and installment deposits, advance of loans, discount of bills of exchange and promissory notes and foreign & domestic exchange transactions;

(2) Guarantee of obligations, endorsement of bills and other business incidental to the Banking Business set forth in the immediately preceding item;

(3) Underwriting , handling of offerings, handling of private placements, sale and purchase and other businesses in respect of government bonds, local government bonds, government guranteed bonds and other securities;

(4) In addition to the businesses set forth in the preceding items, any other businesses which a bank is permitted to conduct under the Banking Law, Secured Corporate Bonds Trust Law, Corporate Bonds Law and other laws; and

(5) Any other businesses incidental or related to any of the preceding items.

Article 3. (Location of Head Office)

The head office of the Bank shall be located in Chiyoda-ku, Tokyo.

Article 4. (Method of Public Notices)

Public notices of the Bank shall be published in the "Nihon Keizai Shimbun".

CHAPTER II
SHARES

Article 5.(Aggregate Number of Shares Authorized to Be Issued)

The aggregate number of shares which the Bank shall have the authority to issue shall be three billion one hundred seventy four million five hundred twenty eight thousand (3,174,528,000) shares, out of which two billion five hundred million (2,500,000,000) shares shall be ordinary shares, seventy four million five hundred twenty eight thousand (74,528,000) shares shall be Class-A preference shares and six hundred million (600,000,000) shares shall be Class-B preference shares (Class-A preference shares and Class-B preference shares being hereinafter collectively referred to as the "Preference Shares"); provided, however, that, if any ordinary shares are retired or any Preference Shares are retired or converted into ordinary shares, the number of shares so retired or converted shall be subtracted from the total number of shares to be issued and the number of the relevant class of shares to be issued.

Article 5-2. (Acquisition of Treasury Shares)

The Bank may, by a resolution of the Board of Directors of the Bank, purchase its treasury shares pursuant to the provisions of Article 211-3, Paragraph 1, Item (2) of the Commercial Code.

Article 6. (Number of Shares Constituting One Predetermined Minimum Unit of Shares (tan-gen kabu) and Shares Constituting Less than One Full Unit (tan-gen miman kabu))

1. One predetermined minimum unit of shares (tan-gen kabu) for all the classes of the Bank shall be one thousand (1,000) shares.

2. The Bank shall not issue share certificates of shares falling short of one predetermined minimum unit of shares (hereinafter referred to as "shares constituting less than one full unit").

3. Shareholders holding shares constituting less than one full unit of the Bank (including beneficial shareholders, hereinafter the same) may request the Bank to sell shares in the number that will constitute one full unit of shares when combined with the number of shares constituting less than one full unit of shares owned by them.

Article 7. (Transfer Agent)

1. The Bank shall appoint a transfer agent in connection with its shares.

2. Election of the transfer agent and its business office shall be made by resolution of the Board of Directors of the Bank and shall be notified by public notice.

3. The shareholder register (including the beneficial shareholder register, hereinafter the same) and the register for the lost share certificate of the Bank shall be kept at the business office of the transfer agent, and registration of transfer of shares, registration of lost share certificate, and repurchase and sale of shares constituting less than one full unit and other affairs concerning shares in the capital of the Bank shall be handled by the transfer agent and not by the Bank.

Article 8. (Rules for Handling Shares)

Denomination of share certificates of the Bank and the procedures and fees relating to registration of transfer of shares, registration of lost share certificate, and repurchase and sale of shares constituting less than one full unit, and other stock-related matters shall be in accordance with the share handling rules as established by the Board of Directors.

Articles 9. (Record Date)

1. The shareholders last appearing or being recorded in the shareholder register as of the close of March 31 of each year shall be entitled to exercise rights as

shareholders at the annual meeting of shareholders of the Bank with respect to the *fiscal year of the Bank which ends on such record date.*

2. In addition to the preceding paragraph, the Bank may, in case of necessity, by resolution of the Board of Directors and by giving public notice in advance, establish a specified date and determine that only those shareholders or registered pledgees then registered or recorded in the shareholder register as of the close of such date shall be entitled to exercise their rights as shareholders or pledgees.

CHAPTER II-2
PREFERENCE SHARES

Article 9-2. (Preferred Dividends)

1. In the event that dividends are to be paid by the Bank as provided for in Article 34, the Bank shall pay the preferred dividend in respect of a Preference Share (hereinafter referred to as the "Preferred Dividend") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such Preference Shares which shall not exceed one hundred (100) yen in respect of one Class-A preference share or ten (10) yen in respect of one Class-B preference share, as the case may be, to each of the shareholders who hold the Preference Shares (hereinafter referred to as the "Preference Shareholders") or each of the registered pledgees in respect of the Preference Shares (hereinafter referred to as the "Registered Preference Pledgees") in priority to the shareholders who hold the ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or registered pledgees in respect of the ordinary shares (hereinafter referred to as the "Registered Ordinary Pledgees"); provided, however, that, if the Preferred Interim Dividends as provided for in Article 9-3 were paid during the relevant fiscal year, such Preferred Interim Dividends shall be subtracted therefrom. As far as payment of the Preferred Dividends is concerned, Class-A preference shares and Class-B preference shares shall rank pari passu.

2. If the amount of dividend paid to a Preference Shareholder or a Registered Preference Pledgee is less than the amount of the Preferred Dividend to be paid in

respect of Class-A preference shares or Class-B preference shares, as the case may be, in any fiscal year, the deficiency shall not accumulate to the succeeding fiscal years.

3. Any amount in excess of the Preferred Dividends in respect of Class-A preference shares or Class-B preference shares, as the case may be, shall not be paid to any Preference Shareholder or Registered Preference Pledgee as dividend in any fiscal year.

Article 9-3. (Preferred Interim Dividends)

In the event that the Interim Dividends are to be paid by the Bank as provided for in Article 35, the Bank shall make money distribution in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of the Preference Shares which shall not exceed the amount equal to one half of the Preferred Dividend to be paid in respect of a Preference Share (which is referred to as the "Preferred Interim Dividend" in these Articles of Incorporation) to each Preference Shareholder or Registered Preference Pledgee in priority to the Ordinary Shareholders or Registered Ordinary Pledgees. As far as payment of the Interim Dividends is concerned, Class-A preference shares and Class-B preference shares shall rank pari passu.

Article 9-4. (Distribution of Residual Assets)

1. In the event of distribution of residual assets of the Bank, one thousand three hundred (1,300) yen in respect of Class-A preference shares and four hundred (400) yen in respect of Class-B preference shares shall be payable to each Preference Shareholder or Registered Preference Pledgee in priority to the Ordinary Shareholders or Registered Ordinary Pledgees. As far as distribution of residual assets is concerned, Class-A preference shares and Class-B preference shares shall rank pari passu.

2. No other distribution of surplus assets shall be made to any Preference Shareholder and Registered Preference Pledgee.

Article 9-5. (Cancellation of Preference Shares)

The Bank may at any time purchase Preference Shares and cancel them at the purchase prices thereof out of the profits distributable to the shareholders.

Article 9-6. (Voting Rights)

No Preference Shareholder shall be entitled to vote at a meeting of shareholders. Provided, however, that Preference Shareholder shall be entitled to vote from the time of the annual meeting if the agenda item to the effect that the Preference Shareholders shall receive a preferred dividend has not been submitted to that annual meeting and from the time of the close of the annual meeting if the agenda item has been rejected at that annual meeting , to the time when a resolution to the effect that the Preference Shareholder shall receive a preferred dividend has been adopted.

Article 9-7. (Consolidation or Split, Preemptive Rights, Etc.)

1. No consolidation or split in respect of the Preference Shares shall be made by the Bank unless otherwise provided for in laws or ordinances.

2. No preemptive rights, share purchase rights in respect of newly issued shares or no share purchase rights in respect of bonds with warrants shall be granted to the Preference Shareholders.

Article 9-8. (Conversion to Ordinary Shares)

Any Preference Shareholder may request conversion of Preference Shares held by him or her to ordinary shares on the terms and conditions determined by the Board of Directors of the Bank at the time of issue of such Preference Shares; such request shall be made during the specified period (hereinafter referred to as the "Conversion Period") determined by the same meeting of the Board of Directors of the Bank.

Article 9-9. (Mandatory Conversion to Ordinary Shares)

1. Each Preference Share in respect of which a request for conversion has not been made during the Conversion Period shall be mandatorily converted on the day (hereinafter referred to as the "Mandatory Conversion Date") next following the

expiry date of the Conversion Period for Class-A preference shares or Class-B preference shares, as the case may be, to such number of ordinary shares as shall be obtained by dividing the subscription price in respect of the relevant Preference Share by a certain amount stipulated in the following paragraph for Class-A preference shares and Class-B preference shares respectively.

2. A certain amount referred to in the immediately preceding paragraph means, with respect to Class-A preference shares, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the ordinary shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and, with respect to Class-B preference shares, if ordinary shares of the Bank are listed on any Stock Exchange or registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Conversion Date, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the ordinary shares of the Bank traded in regular way as reported by the Stock Exchange concerned or Over-the-Counter Securities Market established by the Securities Dealers' Association holding the Register Book of Securities Traded Over-the-Counter concerned (hereinafter referred to as "Over-the-Counter Market") for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and if ordinary shares of the Bank are neither listed on any Stock Exchange nor registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Conversion Date, the amount of net assets per share calculated pursuant to a certain formula to be separately decided by the Board of Directors based on the consolidated financial statements prepared according to the Regulation concerning the Terms, Form and Method of Preparation of Consolidated Financial Statements as of the annual settlment of accounts or semi-annual settlement of accounts. Provided, however, that there are two (2) or more Stock Exchanges or Over-the-Counter Markets in total

where ordinary shares of the Bank are listed or traded as of the 45th trading day prior to the Mandatory Conversion Date, the average price shall be calculated based on the daily closing prices of the ordinary shares of the Bank traded in regular way on the Exchange or in the Over-the-Counter Market where the volume of trade was the largest during the period commencing on the 45th trading day prior to the Mandatory Conversion Date up to the day immediately preceding the Mandatory Conversion Date. The average price shall be calculated by rounding to the nearest first decimal with less than five-hundredth of one (0.05) yen being disregarded.

3. The number of ordinary shares to be issued by the mandatory conversion as provided for in the two preceding paragraphs shall not exceed two (2) ordinary shares per Class-A preference share, and shall not exceed two-thirds (2/3) of one ordinary share per Class-B preference share and shall not fall below one-half (1/2) ordinary share per Class-B preference share. Provided, however, that in case of consolidation or split in respect of ordinary shares after the issue of the relevant Preference Shares, the number of ordinary shares so issued by the mandatory conversion shall not exceed the number obtained by multiplying two (2) shares with respect to Class-A preference share or two-thirds (2/3) of one share with respect to Class-B preference share by the number (or fraction) of shares assigned to an ordinary share as a result of such consolidation or split, and shall not fall with respect to Class-B preference share below the number obtained by multiplying one half (1/2) share by the number (or fraction) of shares assigned to an ordinary share as a result of such consolidation or split.

4. In the calculation of the number of ordinary shares as aforesaid in the preceding three paragraphs, any number less than one (1) share shall be dealt with in the manner applied to share consolidation as provided for in the Commercial Code, *mutatis mutandis*.

CHAPTER III
MEETINGS OF SHAREHOLDERS

Article 10. (Holding of Meetings of Shareholders)

1. An annual meeting of shareholders of the Bank shall be held in June of each year.

2. A special meeting of shareholders of the Bank shall be held whenever necessary.

3. Unless otherwise provided for in laws or ordinances, a meeting of shareholders of the Bank shall be called by the President of the Bank in accordance with a resolution of the Board of Directors.

4. In case the President is unable to act, a Deputy President of the Bank, acting in accordance with a resolution of the Board of Directors, shall call the meeting, and in case neither the President nor any Deputy President is able to act, one of the other directors, acting in accordance with a resolution of the Board of Directors, shall call the meeting.

Article 11. (Chairman of Meetings of Shareholders)

1. Meetings of shareholders of the Bank shall be presided over by the President.

2. In case the President is unable to act, a Deputy President, acting in accordance with a resolution of the Board of Directors, shall preside over the meeting; and in case neither the President nor any Deputy President is able to act, one of the other directors, acting in accordance with a resolution of the Board of Directors, shall preside over the meeting.

Article 12. (Method of Resolutions)

Unless otherwise provided for in laws or ordinances or by these Articles of Incorporation, all resolutions of meetings of shareholders of the Bank shall be adopted by a majority of the votes cast at the meeting by the shareholders present and in attendance.

2. All resolutions of meetings of shareholders of the Bank pursuant to the Article 343 of the Commercial Code shall be adopted by the votes equal to or more of two thirds of the voting rights held by the shareholders present and in attendance only when such shareholders present and in attendance represent aggregate voting rights equal to or more than one third of the entire voting rights.

Article 13. (Voting by Proxies)

A shareholder may vote at a meeting of shareholders of the Bank through a proxy who is himself or herself a shareholder of the Bank and is entitled to vote at the relevant meeting of shareholders.

Article 13-2. (Meetings of Holders of Particular Classes of Shares)

The provisions of Article 10, paragraphs 3 and 4, Articles 11 and 13 shall be applied, *mutatis mutandis*, to meetings of holders of particular classes of shares.

CHAPTER IV
DIRECTORS AND THE BOARD OF DIRECTORS

Article 14. (Number of Directors and Their Election)

1. The number of Directors of the Bank shall be not more than thirty-two (32).

2. Directors shall be elected at a shareholder meeting of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights held by all shareholders of the Bank.

3. Cumulative voting shall not be permitted for the election of Directors.

Article 15. (Term of Office of Directors)

The term of office of directors of the Bank shall expire at the conclusion of the annual meeting of shareholders of the Bank for the last fiscal year which falls within two (2) years after their assuming office.

Article 16. (Election of Representative Directors)

1. The Board of Directors shall by its resolution elect one (1) or more Representative Directors.

2. Each Representative Director shall severally represent the Bank.

Article 17. (Election of Directors with Executive Positions)

The Board of Directors may by its resolution elect from among its members one (1) Chairman of the Board, one (1) President, one (1) or more Deputy Presidents, one (1) or more Senior Managing Directors, and one (1) or more Managing Directors.

Article 18. (Activities of Directors with Executive Positions)

1. The Chairman of the Board shall preside over the Board of Directors.

2. In case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, the President shall preside over the Board of Directors.

3. The President shall implement the resolutions of the Board of Directors, and has full power to manage the businesses of the Bank.

4. The Deputy Presidents, Senior Managing Directors, and Managing Directors shall assist the President in the management of the regular businesses of the Bank.

5. In case the President is unable to act, a Deputy President shall act in his or her place in accordance with a resolution of the Board of Directors, and if neither the President nor any Deputy President is able to do so, a Senior Managing Director or a Managing Director shall act in the place of the President in accordance with a resolution of the Board of Directors.

Article 19. (Senior Advisor, Advisors)

The Bank may appoint Senior Advisors and Advisors by resolution of the Board of Directors.

Article 19-2. (Limitation of Liabilities of Directors)

1. The Bank may, by a resolution of the Board of Directors of the Bank, exempt Directors from their liabilities regarding actions provided for in Article 266,

Paragraph 1, Item (5) of the Commercial Code to the extent permitted by laws and regulations.

2. The Bank may enter into an agreement with outside Directors which limits the maximum amount of their liabilities regarding actions provided for in Article 266, Paragraph 1, Item (5) of the Commercial Code to an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code.

Article 20. (Constitution and Power of the Board of Directors)

1. The directors of the Bank shall constitute the Board of Directors.

2. The Board of Directors shall have power to decide all matters concerning the management and administration of the business and affairs of the Bank and supervise the execution of the duties and responsibilities of the directors.

Article 21. (Calling of Meetings of the Board of Directors)

1. A meeting of the Board of Directors shall be called by the Chairman of the Board or, in case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, by the President.

2. In case neither the Chairman of the Board nor the President is able to act,one of the other directors shall call such meeting in accordance with a resolution of the Board of Directors.

3. Notice of a meeting of the Board of Directors shall be dispatched to each director and each Statutory Auditor at least five (5) days prior to the meeting.

Article 22. (Chairman of Meetings of the Board of Directors)

1. The Chairman of the Board shall preside over meetings of the Board of Directors, and in case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, the President shall preside over the meetings.

2. In case neither the Chairman nor the President is able to act, one of the other directors, acting in accordance with a resolution of the Board of Directors, shall preside over the meetings.

Article 23. (Resolutions at Meetings of the Board of Directors)

Unless otherwise provided for in laws or ordinances, any resolution of meetings of the Board of Directors shall be adopted by an affirmative vote of a majority of the directors present at the meeting, at which a quorum shall be constituted by the presence of a majority of the directors.

CHAPTER V
STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS

Article 24. (Number of Statutory Auditors and Their Election)

1. The number of Statutory Auditors of the Bank shall be not more than five (5).

2. The Bank may elect substitute Statutory Auditors in case the number of Statutory Auditors of the Bank falls short of the number stipulated by laws and regulations.

3. Statutory Auditors and substitute Statutory Auditors shall be elected at a meeting of shareholders of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights held by all shareholders of the Bank.

4. The results of the election of substitute Statutory Auditors shall be in force until the first annual shareholders' meeting is held after their election.

Article 25. (Term of Office of Statutory Auditors)

1. The term of office of the Statutory Auditors shall expire at the conclusion of the annual meeting of shareholders of the Bank for the last fiscal year which falls within four (4) years after their assuming office.

2. When a substitute Statutory Auditor assumes the position of Statutory Auditor, the term of office of such new Statutory Auditor shall be equal to the remaining term of office of his/her predecessor.

Article 25-2.(Limitation of Liabilities of Statutory Auditors)

The Bank may, by a resolution of the Board of Directors of the Bank, exempt Statutory Auditors from their liabilities to the extent permitted by laws and regulations.

Article 26. (Election of Full-Time Statutory Auditors and Standing Statutory Auditors)

1. The Statutory Auditors shall elect from among themselves not more than three (3) full-time Statutory Auditors.

2. The Statutory Auditors may elect from among the full-time Statutory Auditors one (1) or more Standing Statutory Auditors.

Article 27. (Constitution and Power of the Board of Statutory Auditors)

1. The Statutory Auditors shall constitute the Board of Statutory Auditors of the Bank.

2. The Board of Statutory Auditors shall have power to decide the matters concerning the execution of duties and responsibilities of Statutory Auditors.

Article 28. (Calling of Meetings of the Board of Statutory Auditors)

1. A meeting of the Board of Statutory Auditors may be called by any one of the Statutory Auditors.

2. Notice of a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor at least five(5) days prior to the meeting.

Article 29. (Resolutions at Meetings of the Board of Statutory Auditors)

Unless otherwise provided for in laws or ordinances, any resolution of meetings of the Board of Statutory Auditors shall be adopted by an affirmative vote of a majority of the Statutory Auditors.

CHAPTER VI

LONG-TERM CREDIT DEBENTURES

Article 30. (Name of Debentures)

The Debentures to be issued by the Bank shall be called Long-Term Credit Debentures.

Article 31. (Limit of Issuing Debentures)

The Bank may issue Debentrues up to an amount which is permitted under the Law concerning Merger and Conversion of Financial Institutions or other laws.

CHAPTER VII

ACCOUNTING

Article 32. (Fiscal Year)

The fiscal year of the Bank shall be from April 1 of each year to March 31 of the next succeeding year.

Article 33. (Appropriation of Earned Surplus)

Unless otherwise provided for in laws or ordinances, the earned surplus of the Bank shall be appropriated by resolution of the annual meeting of shareholders of the Bank.

Article 34. (Payment of Dividends)

Dividends shall be paid to the shareholders or the registered pledgees, as the case may be, last appearing or being recorded in the shareholder register as of the close of March 31 of each year.

Article 35. (Payment of Interim Dividends)

The Bank may, by resolution of the Board of Directors, make money distribution pursuant to the provisions of Article 293-5 of the Commercial Code (referred to as the "Interim Dividend" in these Articles of Incorporation) to the shareholders or the registered pledgees, as the case may be, last appearing or being recorded in the shareholder register as of the close of September 30 of each year.

Article 36. (Conversion of Preference Shares and Dividends)

The first (1st) payment of dividends or Interim Dividends on the ordinary shares issued upon conversion of Preference Shares issued by the Bank, as the case may be, shall be made, as if the conversion had taken effect on the first (1st) day of April, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of April and the thirtieth (30th) day of September, and as if the conversion had taken effect on the first (1st) day of October, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of October and the thirty-first (31st) day of March of the next succeeding year.

Article 37. (Period for Discharge of Dividends)

In case dividends or Interim Dividends are not received by the person entitled thereto within five (5) years from the day of commencement of payment thereof, the Bank shall be discharged from any liability for payment thereof.

Exhibit B-2

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(Code No. 8303)

Shinsei Bank Converts Charter to Ordinary Bank

Tokyo (Thursday, April 1, 2004) - Shinsei Bank, Limited ("Shinsei Bank") today converted its charter from Long-Term Credit Bank to Ordinary Bank. As an ordinary bank licensed under and regulated by the Banking Law, Shinsei Bank will be able to provide a wider range of financial products and services.

Shinsei Bank has worked towards this conversion since its relaunch in March 2000. During that time, Shinsei Bank has pursued a new business model which focuses on expanding offerings in both the investment and retail banking areas. On December 25, 2003, Shinsei Bank received approval from the Financial Services Agency ("FSA") to convert its Long-Term Credit Bank Charter to an Ordinary Bank Charter based on the Law Concerning Mergers and Conversions of Financial Institutions.

The FSA also authorized Shinsei Bank to continue to issue debentures. This special approval to continue to this business allows Shinsei Bank to issue debentures for 10 years from today at its existing 29 branches in Japan.

Through this conversion, Shinsei Bank aims to achieve higher levels of customer satisfaction by providing a wide variety of financial products and services.

Exhibit B-3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Executive Assignment Changes

Tokyo (Thursday, April 1, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment changes, effective April 1, 2004.

Mr. K. Sajeeve Thomas, Corporate Executive Officer and Head of the Retail Banking Group and General Manager of the Retail Business Division, becomes Corporate Executive Officer and Head of the Retail Banking Group and General Manager of the Retail Business Division. (The Japanese name of the Retail Business Division is to be changed, effective April 1, 2004.)

Mr. Satoru Katayama, Corporate Executive Officer and General manager of the Retail Sales Sub-Group, becomes Corporate Executive Officer and Deputy Head of the Retail Banking Group.